Filed by Tronox Incorporated

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated (File No: 001-32669)

Set forth below are excerpts from the transcript for Tronox Incorporated’s Fourth Quarter 2011 Earnings Conference Call held on February 21, 2012:

Operator: Good day and welcome to the Tronox Fourth Quarter 2011 Earnings Conference Call. Today’s conference is being recorded.

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Dan Greenwell: Thank you, Celia and welcome to the Tronox fourth quarter and fiscal 2011 conference call.

With me today is Tom Casey, Tronox’s Chairman and Chief Executive Officer who will provide an overview of our performance. I’ll then provide detail on our financial results for the fourth quarter and full year before turning it back to Tom for our outlook. Also with us today is Ed Ritter, Tronox’s Controller.

Today’s call can be accessed on our Web site at www.tronox.com and will archived for 30 days after the call.

Before I begin, I’d like to preface our remarks with a safe harbor statement and provide background on the accounting rules that apply to Tronox following our emergence from bankruptcy.

During this call, we may make statements about our projections or expectations for the future. All such statements are forward-looking statements and while they reflect our expectations, they do involve risk and uncertainties and are not guarantees of future performance.

You should review our annual financial statements at www.tronox.com in conjunction with the Company’s prior financial statements, the filings on our Chapter 11 cases and the Company’s prior filings with the Securities and Exchange Commission for more information regarding the factors that could affect our business and cause actual results to differ materially from these projections used for expectations.

We do not plan on publicly updating or revising any forward-looking statements during the quarter.

During this call, we’ll refer to results reflecting performance for the fourth quarter of 2011 and fiscal year 2011. As a reminder, Tronox emerged from bankruptcy on February 14, 2011 and applied fresh-start accounting under ASC 852 reorganizations as of January 31, 2011.

Accordingly, our results for 2011 include the month of January reflecting a period prior to the Company’s emergence from bankruptcy as well as the 11 months after the Company emerged.

Also on this call, we’ll be referring to adjusted EBITDA and EBITDA which are non-GAAP measures that we use in the management of our business. EBITDA represents net income before net interest expense, income tax and depreciation and amortization expense.

Adjusted EBITDA represents EBITDA as further adjusted for unusual or non-recurring items including restructuring charges related to our Chapter 11 proceedings and emergence and other non-recurring costs and expenses.

With that introduction, I’ll the call over to Tom. Tom?

Tom Casey: Thank you very much, Dan. Good morning everyone and thank you for joining us.

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We also know that titanium ore purchase prices are increasing significantly and these costs offset some of the earnings benefit of our increased TiO2 pigment pricing levels. We expected this development as we’ve talked about over the last months and it is one of the compelling strategic motivations for our decision to combine our pigment production operations and the feedstock supply business of Exxaro Mineral Sands.

Following the close of that combination, we will be approximately 200,000 tonnes net long in ore feedstock and this will assure us not only of 100% of the necessary supply for our pigment operations but also allow us to benefit from the margin strength in this industry regardless of where it occurs in the supply chain.

As the only fully vertically integrated global participant in our market, we believe this provides us a meaningful financial and competitive advantage.

Dan Greenwell: Thank you, Tom. I’ll begin with our results for the fourth quarter

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Included in the 2011 fourth quarter selling, general and administrative costs is approximately $8 million related to our senior management changes and $3.8 million of costs associated with the Exxaro Mineral Sands acquisition during the quarter.

As a result, the SG&A expenses in the fourth quarter were atypically high and we expect to return to more typical levels of SG&A of approximately $90 million cash expenses on a 2012 standalone basis. With the non-cash expenses included of approximately $40 million annually, the total 2012 SG&A expense on a standalone basis would approximate $130 million.

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In the corporate and other area, we recorded an operating loss of $10.9 million for the fourth quarter of 2011 compared with income of $5.8 million during the comparable prior year period and a loss of $24.8 million in the third quarter of 2011. The primary reason for the change from the prior year quarter is the reimbursement of environmental expenditures of $7.7 million in 2010 while we didn’t receive any in 2011.

In addition, the loss was affected by costs associated with the Exxaro Mineral Sands acquisition including legal, professional fees which totaled approximately $3.8 million and the post-emergence accounting for intangible assets, stock compensation, pension and post-retirement healthcare benefits costs not allocated to the individual business segments or business lines.

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Now let’s turn to our results for the fiscal year 2011.

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SG&A expenses for 2011 were $157.1 million versus $59.2 million during the same period in 2010. The increase was primarily attributable to costs associated with the Exxaro Mineral Sands acquisition including legal and professional fees which totaled approximately $28.2 million.

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In corporate and other we recorded a loss of $55.5 million for 2011 compared with income of $34.1 million in 2010. A primary reason for the change is reimbursement and environmental expenditures of $47.3 million in 2010 that declined to only $4.5 million in 2011. As the Company exited bankruptcy and transferred responsibility for its environmental remediation to the Trust established as part of the plan of reorganization. In addition, the loss reflected costs associated with the bankruptcy and the acquisition of Exxaro Mineral Sands business including banking, legal, professional fees and the registration rights penalty. These costs totaled approximately $28.2 million.

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On a non-GAAP basis, adjusted EBITDA, excluding restructuring, non-recurring and other non-cash items increased by 143% from ($2003.1) million in 2010 to $492.6 million in 2011. 2011 adjusted EBITDA excludes approximately $39.2 million related to expenses associated with the Exxaro transaction, the registration rights penalty, fresh-start accounting fees and costs associated with restating and auditing 2008, 2009 financial statements.

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On February 8, 2012, the Company refinanced its exit facility and amended the Wells revolver. We obtained a new facility comprised of a $550 million senior secured term loan and $150 million senior secured delayed draw term loan that will expressly permit the Exxaro Mineral Sands acquisition and, together with existing cash, is expected to fund the cash needs for the combined business including any cash needs arising from the transaction.

The new term facility gives the Company greater flexibility to manage the business and ensure a smooth integration of the Exxaro Mineral Sands business. We are currently paying 4.25% interest on the new term facility.

With that review of our financial result, I’ll now turn the call back over to Tom. Tom?

Tom Casey: Thank you very much, Dan.

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We believe that we have protected our business from the steep increases in feedstock prices that have been announced by combining with Exxaro Mineral Sands. And that transaction continues to move forward. We look forward to the completion of the proposed combination because we think it will create the largest fully vertically integrated global titanium dioxide producer in the world, will enhance our margins and with strengthen our customer relationships.

In terms of this - details on the timing of our process there, we have filed an amended registration statement responding to the SEC’s comments on our initial submission. Over the next three to four weeks we expect to receive any SEC comments on our latest filing and will receive the audited 2011 financial statements for both Tronox and Exxaro Mineral Sands.

Once we have those full-year audited statements, we hope to be able to file what we hope will be our final version of the registration statement and although we can’t predict the timing with any accuracy of SEC actions, be declared effective by the end of March.

Thereafter, we’ll call the necessary Tronox shareholder meeting to vote on the combination. Assuming that we have approximately 30 days prior notice for this meeting, we should be in a position to close our transaction with Exxaro in early May.

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END

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the timing of SEC review of the registration statement, the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors section of Tronox Incorporated’s preliminary Registration Statement on Form S-4, dated December 30, 2011 (the “Registration Statement”), in each case, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the transaction, are more fully discussed in the proxy statement/prospectus included in the Registration Statement. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Tronox Incorporated that also constitutes a preliminary prospectus of Tronox Limited. The registration statement relating to the securities to be offered has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Tronox Incorporated will deliver the proxy statement/prospectus to its stockholders once the Registration Statement is effective. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.